Exhibit 8

Name	Jurisdiction

Subsidiaries of Top image systems Ltd.
TIS America Inc.	USA - Delaware
Top Image Systems UK limited	United Kingdom
Top Image Systems Japan Ltd.	Japan
Top Image Systems (Asia Pacific) Pte. Ltd.	Singapore

Subsidiaries of Top Image Systems UK limited
TIS Deutschland GMBH	Germany
Top Image Systems (2007) UK Ltd	United Kingdom

Subsidiaries of Top Image Systems (Asia Pacific) Pte. Ltd.
Top Image Systems (Singapore) Pte Ltd.	Singapore
ACME Solution Ltd.	Hong Kong
Asiasoft Systems China Ltd	British Virgin Islands
Asiasoft Solution Guangzhou Ltd	China

Subsidiaries of Asiasoft Systems China

Asiasoft Shanghai Co. Ltd	China